July 22, 2015

John Reynolds, Assistant Director

John Coleman, Mining Engineer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Fax: 202-772-9368

RE:         Staff letter dated June 18, 2015

File No. 002-69494

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

This letter is in response to the Staff letter dated June 18, 2015 (the “Letter”).

Comment No. 1: We had previously filed the binding term sheet for the convertible. We will file the executed convertible notes as exhibits to our June 30, 2015 Form 10-Q filing.

Comment No. 2: In October 2012, as reported in our 10-K filings, the shares of the Armenian companies Mego Gold LLC (“Mego”) and Getik Mining Company, LLC (“Getik”) were registered as transferred to the Delaware company GGCR Mining, LLC (“GGCR Mining”) “subject to the terms and conditions as stated in the transfer documents.” The share transfer agreements and exhibits including the referenced terms and conditions for transferring Mego and Getik were filed as Exhibits 10.1 and 10.2 respectively to current reports on Form 8-K filed with the SEC on September 27, 2012 and incorporated by reference in subsequent filings including our 2014 10-K filings. The terms and conditions included, but were not limited to, (a) funding the one year budget, (b) funding the loan payments due to ABB bank in Armenia, (c) performance of employment agreements, (d) the plans for a public listing of the parent company of GGCR Mining (“GGCRL”) by June 30, 2013 (authorized as on the AIM exchange in London), (e) reimbursement of Global Gold Corporation for all payments made on behalf of GGCR Mining and related entities as well as payment of all accrued and unpaid obligations to contractors, auditors, counsel and CSA, and (f) that in connection with the public listing of GGCRL by June 30, 2013, GGCRL would issue to GGC additional shares in an amount equal to the greater of 51% of the issued and outstanding shares of the Company upon the financing or issuances of shares in a public listing or a reverse merger or additional shares and/or after distributing shares or options to employees or consultants, so together with shares currently owned by GGC, thirty days after public trading of shares, shall equal based upon the average weighted value thereof as defined in the JV Agreement the greater of 51% or the value of $40,000,000. The terms and conditions were signed by Caralapti Premraj who is the representative of Consolidated Resources.

Global Gold Corporation •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860

www.globalgoldcorp.com

Consolidated Resources failed to meet each of the terms and conditions noted above. For example, As of September 30, 2013, the balance due on advances from Global Gold Corporation was $5,244,865 plus accrued interest of $164,224, none of which was paid. Global Gold had to cover the ABB payments, and there was obviously no public listing on AIM by June 30, 2013.

Without waiving any of its rights, Global Gold allowed Consolidated Resouces to work to cure its failures in 2013 and on November 22, 2013the parties signed an agreement with Signature Gold (also described in our SEC filings) in which Global Gold would have been paid and waived the multiple breaches by Consolidated Resources; however, Consolidated Resources frustrated the closing of that transaction and the audit of GGCRL. In addition, as described elsewhere in our SEC filings, the Company has discovered that Consolidated Resources engaged in a pattern of fraud, including but not limited to the acts noted in the attached July 8, 2014 legal opinion from the Proskauer Rose firm, prepared in connection with the litigation instituted by Mr. Borkowski purportedly on behalf of Consolidated Resources in which Global Gold prevailed, also as reported in our SEC filings. In addition to the multiple material breaches of terms and conditions outlined above, the fraudulent acts also vitiate Global Gold’s obligations to Consolidated Resources. In addition, Mr. Premraj has abandoned his duties as a director of GGCRL by not engaging or communicating with GGCRL, GGCRM, or Global Gold since early 2014 when he refused to attend the directors and shareholders’ meetings to consider and approve the audit required by the November 2013 Signature Merger and Sale Agreement.

Comment No. 3: We will make the appropriate changes, on a prospective basis, by amending our disclosure to include expenditures and work performed for the most current fiscal year. For fiscal year end 2014, that disclosure would include:

For the Marjan Property: Because the Company’s arbitration with Caldera was not resolved until November 2014, the Company did not make mining or exploration expenditures at Marjan during 2014.

For the Toukhmanuk Property: During 2014, the Company, including through its contractor, spent $610,248 on exploration, assaying, modeling and design work at the Toukhmanuk Property to prepare for mining activities

For the Getik Property: The Company did not make mining or exploration expenditures at Getik during 2014.

Comment No. 4: We will make the appropriate changes, on a prospective basis, by amending our disclosure to include:

For the Marjan Property: The Company is finalizing a three year exploration program which will include drilling approximately 15,000 additional meters in the Saddle Area between the Central and North Sections as well as performing some surface sampling and trench sampling. The exploration program will cost approximately $5 million dollars and will build toward a full feasibility study. The cost for each exploration activity is not defined at this time since our mining license does not require further exploration. Beyond the Company’s geological professionals, the Company has not identified who will conduct any of the exploration work.

For the Toukhmanuk Property: The Company is implementing a three year exploration program with a budget of approximately $2,300,000. The exploration budget includes digging and trenching work for approximately $1,000,000, sampling work for approximately $200,000, lab testing for approximately $500,000, mine infrastructure work for approximately $350,000 and other mining preparation work $250,000. The Company is working with Linne Mining and RAKE LLC to finalize and implement the exploration program.

For the Getik Property: The Company is implementing a two year exploration program with a budget of approximately $1,700,000. The exploration budget includes drilling work for approximately $1,050,000, geochemical work for approximately $225,000, geophysical work for approximately $150,000, sampling work for approximately $125,000 and infrastructure work $150,000. The Company is working with RAKE LLC to finalize and implement the exploration program.

Comment No. 5: We did not file a NI 43-101 report in Canada. We will remove this reference on a prospective basis and just reference a technical report as we have in other places in our filing.

Comment No. 6: The reference to Mining License Agreement #287 on page F-16 is in connection with a secured credit agreement which the Company obtained from ABB bank on March 2010. That document #287 was part of the security for the bank, was issued under the prior mining law and in 2012 Global Gold received a subsequent license 29/184 which is disclosed on page 10 and is available in the original Armenian with an English translation on the Company’s website as noted on page 10. Disclosure of the former licensing documents were made prior to the 2012 reissuance. We do not believe further disclosure of the old license terms are required or material in light of the disclosure of the current terms but more importantly because as disclosed on page F-16, and F-39, the entire loan from ABB bank was paid off as of March 31, 2015. As further disclosed on page F-39, “as of April 11, 2015, ABB has released all of its security interests on the Company’s properties in Armenia.” A copy of the April 11, 2015 release letter from ABB bank is attached.

Comment No. 7: As previously discussed and agreed with the Staff (November 14, 2013 letter), we have included disclosure for each current property stating that “The Company is required to pay annual government fees and perform work at the property, both as described above, to keep the license in good standing. In various circumstances, Armenian law allows for annual work requirements to be cured in subsequent years and by other means without losing good standing status. Failure to maintain good license status could result in the license being suspended or terminated under Armenian Law. The Company has not received any suspension or termination notices, but could based on the Company’s performance and other factors.” We will also make the appropriate changes, on a prospective basis, by amending our disclosure to include:

For the Marjan Property: Due to the Company’s litigation with Caldera in 2014, the annual requirements have been tolled.

For the Toukhmanuk Property: The Toukhmanuk licenses were retained, as provided under Armenian law. In September 3, 2013 the Company filed with the Ministry of Energy and Natural Resources (“MENR”) and the Ministry of Environment (“ME”), an amendment to the mining plan for mining at Toukhmanuk property. The amended mining plan is scheduled in two phases, first phase takes five (5) years to complete, and the second phase takes another (20) twenty years to complete. Under Armenian Mineral Code Article 57.4 (amended since June 21, 2014), in case the Company is not notified of a rejection of the amended mining plan during seven months of filing, the amended mining plan is considered as approved. Under Armenian Mineral Code Article 53, and approved (amended) mining plan is the inseparable part of the license. Thus, the Toukhmanuk licenses were retained, as provided under the law.

The Company previously filed the approval for a new tailings dam supporting the amended mining plan operations which was approved by the Ministry of Environment in June, 2014. To support the processing of ore under the amended mining plan, the Company filed for an approval of the new plant, dry storage, and renovation of an existing tailings dam (with extension) in November 21, 2014. This filing is still pending, and both MENR and ME are processing them. Under Armenian law (Armenia Civil Code, Article 367), the Company’s obligations to perform under the new mining plan may start when MENR and ME (Armenian government) complies under its own obligations to approve the new plant, dry storage and extension of existing tailings dam. Thus, the Company’s license obligations are in good standing, as per Armenian law.

Comment No. 8: We will make the appropriate changes, on a prospective basis, by amending our disclosure to include:

For the exploration licenses, under Article 36 of Armenia Mineral Code, all time terms mentioned in the exploration license agreement (which is the document providing times for completion of different works) are contemplated, which means that the Company can cure the work requirements under the license, or any “material non - compliance” in subsequent years.

Comment No. 9: We will make the appropriate changes, on a prospective basis, by amending our disclosure to include:

The Company filed for an extension of the term of Getik license on December 6, 2013. Under Armenia Mineral Code Article 42.7, in case the application for an extension of the term of an exploration license has not been rejected within thirty (30) days of filing, the application shall be considered as granted.

Comment No. 10: We have written off our interests in Hankavan in accordance with the settlement agreement we reached with the Armenian Government in 2008 and as disclosed since then Because the company which took over the Hankavan license, GeoPro Mining is the successor to Sterlite Resources, as disclosed on page 31, it was obligated to respect the 20% inclusion obligation in new properties it acquired outside of the Zod and Meghradzor properties, which would include Hankavan. We believe this is all accurately and openly disclosed in our filing. The statute of limitations has not run on our 20% claim although we have not decided to pursue legal action on the 20% claim.

We have not booked any value for the royalty interest we acquired in the Litchkavadz-Tei or Tertersar properties. Our royalty derives from the 2006 agreement described on page 17 of the 10-K. We registered our royalty interest with the relevant government agency, but the rights to the properties have gone through substantial litigation among competitors over the years. In the circumstances, we believe our reporting is accurate. We do not place any value on the royalty interests we obtained in these properties for the public, do not have legal certainty about the properties’ status, and will revisit the situation if the properties go into commercial production and we decide to pursue any claims. Subsequent to our July 1, 2015 response, we have learned that the economic feasibility of these two properties is questionable. Accordingly, we will no longer include references to our royalty rights for these properties.

We have disclosed that we have sold our interests in Pureo and Santa Candaleria in Chile, pages 19 and 20 respectively. We also disclosed that we received a Final Award of over $16.8 million plus injunctive relief against the buyer on pages 19, 30 and elsewhere, with the Final Award referenced at Exhibit 10.68.

The property descriptions here are all for reference and to provide that information to the public. If they are not deemed necessary, we will be happy to omit them on a prospective basis.

Comment No. 11: The “liquidity challenges the company faces” on page 39 refers to the lack of capital which is described in several places throughout the filing, and the “Going Concern” section on page 40. The Company signed contracts to sell interests in all of parts of properties to Caldera Resouces, Consolidated Resources, and Amarant/Alluvia Mining, and all of the counterparties breached their obligations to pay. As disclosed, final awards against Caldera Resources (over $10.8 million issued in November 2014 and accruing interest at 9% plus penalties) and Amarant/Alluvia (approximately $16.9 million plus interest at 9% and penalties), and Consolidated Resources not only failed in reimbursing Global Gold over $5 million If they fulfilled or fulfill their obligations, the Company will not have liquiditiy challenges. Furthermore, as reported in our filings, Consolidated Resources and Joseph Borkowski have committed fraud against the Global Gold and have not performed their commitments to leave Global Gold with at least $40 million in value from the joint venture company which was supposed to have occurred in June 2013; their continued fraudulent and other deceptive acts caused the failure of the Signature Gold merger which also would have solved the Company’s liquidity challenges. Consolidated Resources and Joseph Borkowski with Mr. Mavridis of Caldera (who was found guilty of defamatory publications against Global Gold and its principals, among other offenses, Exhibit 10.69) also maliciously interfered in Global Gold’s mining and regulatory affairs in Armenia by making false accusations to authorities and delaying permits and production which would have earned income for the Company. As disclosed, those false accusations were baseless but they did cause delays and financing issues for Global Gold. Mr. Borkowski directly and indirectly has even formed companies to compete with Global Gold and the properties included in the Consolidated Resources joint venture.

Please see the Final Award issued against Caldera which includes the following: “Global Gold has provided evidence of how much Caldera's non-payment has damaged its operations and ability to function. In addition, Global Gold provided evidence that Caldera and Bill Mavridis understood that non-payment was damaging to Global Gold's operations and actively tried to take advantage of that to acquire Global Gold's assets and harm it….the evidence showed that Caldera and Bill Mavridis were acting with spiteful intent by publishing defamatory materials through the course of the arbitration in an attempt to create leverage for their own commercial advantage to harm the Global Gold side and acquire their mining assets at reduced prices. (Exs. 413 and 414). I have also been able to observe the demeanor of the concerned parties and find that the Caldera side acted with actual personal malice toward the Global Gold side, to the extent that a security guard had to be included at several points during the hearings based on the behavior of Bill Mavridis. While, some of the publications such as those making complaints to the SEC, PCAOB and other regulators purport to be in the public service, I find that they were issued maliciously to gain improper personal and business advantages, and without any regard to the truth."

In the circumstances, the Company’s disclosure on page 39 that it is in discussions to acquire additional financing but there can be no assurance of that any financing for current operations, acquisitions, or future projects will be available…” is accurate and sufficient. In the past, any disclosure of a counterparty or source of financing for Global Gold (including our existing offtaker, Signature Gold, ABB Bank, Amarant/Alluvia and others) comes to the attention of Mr. Mavridis and/or Borkowski (who work together), those sources are confronted by a campaign to discourage involvement and so discussions are held pursuant to confidentiality agreements until definitive agreements can be closed whereupon they are disclosed.

Comment No. 12: We will make the appropriate changes, on a prospective basis, by amending our disclosure to include:

As of December 31, 2014, the Company’s current assets were approximately $752,000, current liabilities were approximately $14,476,000, and had working deficit (current liabilities exceed current assets) of approximately $13,724,000. The Company did not have any long term debt as of December 31, 2014.

The Company's expected plan of operation for the calendar year 2015 is:

(a)

To implement the mining plan and to recommence operating expanded mining operations at Toukhmanuk in accordance with the mine operator’s approved plan (approximate cost of $3,250,000), and to continue to explore this property to confirm and develop historical reports (approximate cost of $2,300,000), to explore and develop the Getik property in Armenia (approximate initial cost of $1,700,000);

(b)	To mine, develop, and explore at the Marjan property in Armenia (approximate initial cost of $5,000,000);

(c)	To pursue enforcement of the International Arbitration awards and court judgments against CRA, Caldera Resources, and Conventus/Alluvia/Amarant (cost is undetermined at this time);

(d)	To review and acquire additional mineral bearing properties in Chile, Armenia, and other countries (no additional costs projected unless any acquisitions made); and

(e)	Pursue additional financing through private placements, debt and/or joint ventures (no additional costs to pursue additional funding).

On July 5, 2013, the Company concluded a fifteen year operating agreement with Linne Mining, LLC (“Linne”) as the operator along with an $8,800,000 debt facilities agreement to fund future production at Toukhmanuk. On June 30, 2014, the Armenian government issued the tailings dam permit (available on the Company’s website) for the Toukhmanuk property to which the Company was entitled and was a prerequisite to processing ore. Equipment for the plant upgrades has been delivered to the mine site for assembly and operation. The Company continues to work with the mine contractor, Linne, in accordance with the approved plan and to construct the new tailings dam (approximate cost of $1,000,000), and the design and construction of a new upgraded plant (approximate cost of $3,000,000) to be completed and operational for production in 2015.

Comment No. 13: We have included disclosures throughout our filing, including in the cautionary note to U.S. Investors on page 3, regarding mining terminology and regulatory issues between the foreign countries in which we operate and SEC Industry Guide 7. We will additionally make the appropriate changes, on a prospective basis, by amending our disclosure in the Liquidity and Capital Resources section to include:

The Company does not currently intend to define proven or probable reserves, in accordance with SEC Industry Guide 7, prior to extracting mineralized materials.

Comment No. 14: We received the local government permits as required by Armenian law after notice and hearings in 2012 and have attached that document to this letter. They are public documents in Armenia. The June 30, 2014 permit referenced was the final step in the process after hearings and examinations; it was issued by the Ministry of Nature Protection. Both the Armenian language original and an English translation were and are posted on our website: http://www.globalgoldcorp.com/docs/20140804123440179.pdf http://www.globalgoldcorp.com/docs/ezrakac_30_06_14_bf_41_pochambar_drakan.pdf. We also recently (June 18, 2015) received the local government approval for the expanded plant and final approval for operation will take until the plant is assembled and the inspections are finished.

Comment No. 15: The amounts included in our financial statement for wages payable of $1,805,877 include all wages payable for all employees not just management. This number includes the US management payable of approximately $1,152,000 and the contingent bonus of $270,000 (both also reflected in our proxy filing), but it also includes approximately $384,000 of foreign employees wages payable. The Proxy amount calculated in the Staff comment 15 of $1,660,000 factors the accrued interest of $238,000 (on the net management wages payable) into the wages payable amount which is reflected as accrued expenses on our financial statements. We do not believe any adjustments are needed as the requested reconciliation as the two items questioned are not similar.

Comment No. 16: We included the following language on page F-20 in the Certain Relationships and Related Transaction section:

As of December 31, 2014 and 2013, the Company had interest free loans due to employees in Armenia of approximately $142,000 and $241,000, respectively.

The Company will incorporate all revised disclosures in future reporting as the Company believes that these revised disclosures are not material, do not change the Company’s financial position or outlook, and therefore would not warrant amendment for reliance by the public.

Sincerely,

/s/ Jan E. Dulman

Jan Dulman
Chief Financial Officer

cc:  Van Krikorian

       John E. Schmeltzer, III, Patterson, Belknap, Webb & Tyler

ABB

«ՀԱՅԲԻԶՆԵՍԲԱՆԿ» ՓԲԸ
ЗАО «АРМБИЗНЕСБАНК»
"ARMBUSINESSBANK" CJSC

N 2229-02

«11» 04 2015

REFERENCE

This is issued to "Mego Gold" LLC to certify that the loan of AMD 1,000,000,000, which was granted to "Mego Gold" LLC under agreement No. V10-004882 dated 26.03.2010, has been fully repaid and as at 11.04.2015 there are no commitments outstanding related to this loan.

Chairman of the Executive Board A. Mikayelyan

Հասցե՝ ՀՀ, ք. Երևան, 0010, Նալբանդյան 48; Հեռախոս՝ (+37410) 59 20 20, (+37460) 37 25 00; Էլ.փոստ՝ info@armbusinessbank.am; Կայք՝ www.armbusinessbank.am
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Address: 48 Nalbandyan, 0010, Yerevan, Armenia; Telephone: (+37410) 59 20 20, (+37460) 37 25 00; E-mail: info@armbusinessbank.am; Web-site: www.armbusinessbank.am